Exhibit 99
Cautionary Statements Pursuant to the Securities Litigation Reform Act of 1995
We wish to inform our investors of the following important factors that in some cases have affected, and in the future could affect, our results of operations and that could cause such future results of operations to differ materially from those expressed in any forward looking statements made by us or on our behalf. Disclosure of these factors is intended to permit us to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. We have discussed many of these factors in prior SEC filings. Though we have attempted to list comprehensively these important cautionary factors, we wish to caution investors that other factors may in the future prove to be important in affecting our results of operations.
Our business is highly cyclical and seasonal, which could at times adversely affect our liquidity and ability to borrow under our credit facilities.
Historically, sales of our products have been subject to cyclical variations caused by changes in general economic conditions. The demand for our products reflects the capital investment decisions of our customers, which depend upon the general economic conditions of the markets that our customers serve, including, particularly, the construction and industrial sectors of the North American, European and developed Asian and Pacific Rim economies. During periods of expansion in construction and industrial activity, we generally have benefited from increased demand for our products. Conversely, downward economic cycles in construction and industrial activities result in reductions in sales and pricing of our products, which may reduce our profits and cash flow. During economic downturns, customers also tend to delay purchases of new products. In addition, our business is highly seasonal with the majority of our sales occurring in the spring and summer months, which constitute the traditional construction season. The cyclical and seasonal nature of our business could at times adversely affect our liquidity and ability to borrow under our credit facilities.
Our customer base is consolidated and a relatively small number of customers account for a majority of our sales, the loss of which may adversely impact our revenues.
Our principal customers are equipment rental companies that purchase our equipment and rent it to end-users. In recent years, there has been substantial consolidation among rental companies, particularly in North America, which is our largest market. A limited number of these companies account for a substantial majority of our sales. Some of these large customers are burdened by substantial debt and have limited liquidity, which may constrain their ability to purchase additional equipment and may contribute to their decisions to significantly reduce future capital spending. Purchasing patterns by some of these large customers also can be erratic with large volume purchases during one period followed by periods of limited purchasing activity. Any substantial change in purchasing decisions by one or more of our major customers, whether due to actions by our competitors, customer financial constraints or otherwise, could have an adverse effect on our business. In addition, the limited number of customers has increased competition, in particular on the basis of pricing. Finally, our ability to sell to rental companies is based in part on our status as a preferred supplier. If we lose that status because of our products, service, pricing, delivery capabilities or otherwise, our business may be materially and adversely affected.
We operate in a highly competitive industry, and there is no assurance that customers will continue to regard our products favorably or that we will be able to continue to compete successfully.
We compete in a highly competitive industry. To compete successfully, our products must excel in terms of quality, price, breadth of product line, efficiency of use and maintenance costs, safety and comfort, and we must also provide excellent customer service. The greater financial resources of certain of our competitors and their ability to provide additional customer financing or pricing discounts may put us at a competitive disadvantage. In addition, the greater financial resources or the lower amount of debt of certain of our competitors may enable them to commit larger amounts of capital in response to changing market conditions. Certain competitors also may have the ability to develop product or service innovations that could put us at a disadvantage. If we are unable to compete successfully against other manufacturers of access equipment, we could lose customers and our revenues may decline. There can also be no assurance that customers will continue to regard our products favorably, that we will be able to develop new products that appeal to customers, that we will be able to improve or maintain our profit margins on sales to our customers or that we will be able to continue to compete successfully in the access equipment segment.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages and price increases.
In the manufacture of our products, we use large amounts of raw materials and processed inputs including steel, engine components, copper and electronic controls. We obtain raw materials and certain manufactured components from third-party suppliers. To reduce material costs and inventories, we rely on supplier arrangements with preferred vendors as a source for “just-in-time” delivery of many raw materials and manufactured components. Because we maintain limited raw material and component inventories, even brief unanticipated delays in delivery by suppliers, including those due to capacity constraints, labor disputes, impaired financial condition of suppliers, weather emergencies or other natural disasters, may adversely affect our ability to satisfy our customers on a timely basis and thereby affect our financial performance. This risk increases as we continue to change our manufacturing model to more closely align production with customer orders. In addition, recently, market prices of some of the raw materials we use, in particular steel, and energy prices have increased significantly. If we are not able to pass raw material or component price increases on to our customers, our margins could be adversely affected. We have instituted price increases and steel surcharges to offset, in part, the impact of higher steel prices. We cannot be certain that we will be able to maintain these price increases and steel surcharges or that some of our customers will not cancel their existing orders or elect not to purchase products from us in the future due to these price increases. If any of these events occur, our financial performance will be negatively impacted.
We may experience credit losses in excess of our allowances and reserves for doubtful accounts, finance and pledged finance receivables, notes receivable and guarantees of indebtedness of others.
We evaluate the collectibility of open accounts, finance receivables, notes receivables and our guarantees of indebtedness of others based on a combination of factors and establish reserves based on our estimates of potential losses. In circumstances where we believe it is probable that a specific customer will have difficulty meeting its financial obligations, a specific reserve is recorded to reduce the net recognized receivable to the amount we expect to collect, and/or we recognize a liability for a guarantee we expect to pay, taking into account any amounts that we would anticipate realizing if we are forced to take action against the equipment that supports the customer’s financial obligations to us. We also establish additional reserves based upon our perception of the quality of the current receivables, the current financial position of our customers and past experience of collectibility. The historical loss experience of our finance receivables portfolio is limited, however, and therefore may not be indicative of future losses. We also face a concentration of credit risk. As of January 29, 2006, approximately 25% of our trade receivables were due from two customers and approximately 43% of our finance receivables were due from two customers. In addition, one customer accounted for approximately 11% of our trade receivables and that same customer accounted for approximately 15% of our finance receivables. If the financial condition of our customers were to deteriorate or we do not realize the full amount of any anticipated proceeds from the sale of the equipment supporting our customers’ financial obligations to us, we may incur losses in excess of our reserves.
Our customers need financing to purchase our products, which exposes us to additional business and credit risks.
Availability and cost of financing are significant factors that affect demand for our products. Many of our customers can purchase equipment only when financing is available at a reasonable cost. Some customers arrange their own financing without assistance from us, but many of our customers seek to purchase our equipment through one or more of the financing or credit support programs that we offer. These include open account sales, installment sales, finance leases, direct loans, guarantees, other investments, or other credit enhancements of financing provided to our customers by third parties. Due to our size and capital constraints, we are not able to fund or otherwise satisfy all credit requests by our customers. We rely principally on short-term open accounts and our limited recourse third-party financing programs to meet these customers’ financing needs. These financing and credit support transactions expose us to credit risk, including the risk of default by customers and any disparity between the cost and maturity of our funding sources and the yield and maturity of financing that we provide to our customers. In addition, if we are unable to provide financing to our customers, or otherwise induce third parties to satisfy customer credit demands, we could lose sales and be unable to sustain our future business plan.

Our credit facilities impose operating and financial limitations that may inhibit our ability to make capital expenditures, strategic investments and the violation of which may adversely impact our capital resources.
The covenants under our credit facilities impose operating and financial restrictions on us. These restrictions may under certain circumstances limit our ability, among other things, to:
•	incur additional indebtedness, including to make acquisitions;

•	pay dividends or make other distributions;

•	make investments or repurchase our stock;

•	consolidate, merge or sell all or substantially all of our assets; and

•	enter into transactions with affiliates.
In addition, our credit facilities require us to maintain specified financial ratios. These covenants may adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of these covenants or our inability to maintain the required financial ratios could result in a default on our indebtedness. If a default occurs, the relevant lenders could declare any outstanding indebtedness, together with accrued interest and other fees, to be immediately due and payable and could proceed against our assets that secure that indebtedness.
We are significantly leveraged and substantially all of our assets are subject to liens to secure our outstanding indebtedness. This indebtedness requires that we commit substantial amounts to paying this indebtedness.
We are significantly leveraged and substantially all of our assets are subject to liens to secure our outstanding indebtedness. We will require substantial amounts of cash to fund scheduled payments of principal and interest on our indebtedness, future capital expenditures and any increased working capital requirements. Our ability to make scheduled payments on our debt obligations will depend upon our future operating performance and, if we do not generate sufficient cash from our operations, on our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our obligations, we will need to refinance, obtain additional financing or sell assets, and there is no assurance that these or other options will be available to us on a timely basis.
Our warranty reserves may be insufficient to cover increased or unexpected warranty claims which could require the use of cash and short-term investments to cover such claims.
We provide our customers a warranty covering workmanship and materials on products we manufacture or remanufacture. Our warranty generally provides that our products will be free from defects for periods ranging from 12 months to 60 months. If a product fails to comply with a warranty, we may be obligated at our expense to correct any defect by repairing or replacing the defective product. Although we maintain warranty reserves in amounts that we determine based on amounts of products shipped and historical and anticipated claims, there can be no assurance that future warranty claims will not exceed these reserves and materially adversely affect our financial condition, results of operations and cash flows.
Our products involve risks of personal injury and property damage, which expose us to potentially significant liability.
Our business exposes us to possible claims for personal injury or death and property damage resulting from the use of equipment that we rent or sell. We maintain insurance through a combination of self-insurance retentions and excess insurance coverage. We monitor claims and potential claims of which we become aware and establish accrued liability reserves for the self-insurance amounts based on our liability estimates for such claims. We cannot give any assurance that existing or future claims will not exceed our estimates for self-insurance or the amount of our excess insurance coverage. In addition, we cannot give any assurance that insurance will continue to be available to us on economically reasonable terms or that our insurers would not require us to increase our self-insurance amounts.

If the economy worsens, the cost saving efforts we have implemented may not be sufficient to achieve the benefits we expect.
We have taken certain actions to streamline operations and reduce costs, including a number of facilities closures and other global organizational and process consolidations. As a result of these actions, we expect to realize annualized costs savings that exceed the costs to be incurred in taking these actions. If the economy or capital goods market worsens, or our revenues are lower than our expectations, the efforts we have implemented may not achieve the benefits we expect.
If we are unable to successfully introduce new products and services, our revenues and market share may be adversely impacted.
Our business strategy includes the introduction of new products and services. Some of these products or services may be introduced to compete with existing offerings of competing businesses, while others may target new and unproven markets. We must make substantial expenditures in order to introduce new products and services or to enter new markets. We cannot give any assurance that our introduction of new products or services or entry into new markets will be profitable or otherwise generate sufficient incremental revenues to recover the expenditures necessary to launch such initiatives. Such initiatives also may expose us to other types of regulation or liabilities than those to which our business is currently exposed.
We may face limitations on our ability to finance future acquisitions and integrate acquired businesses.
We intend to continue our strategy of identifying and acquiring businesses with complementary products and services, which we believe will enhance our operations and profitability. We may pay for future acquisitions from internally generated funds, bank borrowings, public or private debt or equity securities offerings, or some combination of these methods. However, we may not be able to find suitable businesses to purchase or may be unable to acquire desired businesses or assets on economically acceptable terms. In addition, we may not be able to raise the money necessary to complete future acquisitions. In the event we are unable to complete future strategic acquisitions, we may not grow in accordance with our expectations.
In addition, we cannot guarantee that we will be able to successfully integrate any business we purchase into our existing business or that any acquired businesses will be profitable. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired companies, which could decrease the time that they have to service and attract customers and develop new products and services. Our inability to complete the integration of new businesses in a timely and orderly manner could have a material adverse effect on our results of operations and financial condition. In addition, because we may pursue acquisitions both in the United States and abroad and may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight.
We have substantial international operations, the conduct of which subject us to risks that may have material adverse effect on our revenues and financial performance.
International operations represent a significant portion of our business. For fiscal 2005, 2004 and 2003, we derived $423.6 million, $270.3 million and $204.6 million, respectively, of our revenues from outside of the United States, representing 24%, 23% and 27% of our total revenues, respectively. Customers outside of the United States accounted for 26% of our revenues for the six months ended January 29, 2006. We expect revenues from foreign markets to continue to represent a significant portion of our total revenues. Outside of the United States, we operate manufacturing facilities in Belgium and France and 21 sales and services facilities elsewhere. We also sell domestically manufactured products to foreign customers.

Our international operations are subject to a number of potential risks in addition to the risks of our domestic operations. Such risks include, among others:
•	currency exchange controls;

•	labor unrest;

•	differing, and in many cases more stringent, labor regulations;

•	differing protection of intellectual property;

•	regional economic uncertainty;

•	political instability;

•	restrictions on the transfer of funds into or out of a country;

•	export duties and quotas;

•	domestic and foreign customs and tariffs;

•	current and changing regulatory environments;

•	difficulty in obtaining distribution support;

•	difficulty in staffing and managing widespread operations;

•	differences in the availability and terms of financing; and

•	potentially adverse tax consequences.
These factors may have an adverse effect on our international operations, or on the ability of our international operations to repatriate earnings to us, in the future.
Our strategy to expand our worldwide market share and decrease costs includes strengthening our international distribution capabilities, including through identifying and entering into joint venture and distribution arrangements with local market participants, and sourcing basic components in foreign countries, in particular in Europe. Implementation of this strategy may increase the impact of the risks described above, and we cannot assure you that such risks will not have an adverse effect on our business, results of operations or financial condition. We also cannot assure you that we will be able to find suitable joint venture or other distribution partners, that we will be able to enter into joint venture or distribution arrangements on favorable terms or at all or that any such joint venture or distribution arrangement will be successful.
Currency fluctuations from our international sales may have unpredictable impact on our financial performance.
Our products are sold in many countries around the world. Thus, a portion of our revenues is generated in foreign currencies, including principally the Euro, the British pound, and the Australian dollar, while costs incurred to generate those revenues are only partly incurred in the same currencies. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our earnings. To reduce this currency exchange risk, we may buy protecting or offsetting positions (known as “hedges”) in certain currencies to reduce the risk of adverse currency exchange movements. Currency fluctuations may impact our financial performance in the future.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.
We generate hazardous and non-hazardous wastes in the normal course of our manufacturing and service operations. As a result, we are subject to a wide range of federal, state, local and foreign environmental laws and regulations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous and non-hazardous wastes. These laws and regulations also impose liability for the cost of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of, or exposure to, hazardous substances. In addition, our operations are subject to other laws and regulations relating to the protection of the environment and human health and safety, including those governing air emissions and water and wastewater discharges. Compliance with these environmental laws and regulations requires us to make expenditures.
Despite our compliance efforts, risk of environmental liability is part of the nature of our business. We cannot give any assurance that environmental liabilities, including compliance and remediation costs, will not have a material adverse effect on us in the future. In addition, acquisitions or other future events may lead to additional compliance or other costs that could have a material adverse effect on our business.
We face risks related to an SEC inquiry.
The SEC commenced an informal inquiry following our February 2004 announcement that we would be restating our financial statements for the fiscal year and first quarter ended July 31, 2003 and October 26, 2003, respectively. The financial restatement arose from our premature recognition in July 2003 of $8.7 million in revenues from one transaction that upon re-examination we concluded should have been recorded as a consignment sale, rather than a sale. This error reflected a material weakness in our internal controls that we believe we have since corrected. We have been advised by the staff of the SEC Enforcement Division that the inquiry relates to our accounting and financial reporting as well as the transaction that was the subject of our restatement.
We have been cooperating with the SEC staff, including by providing documents in response to a May 2004 request for voluntary production. If the SEC takes further action, it may escalate the informal inquiry into a formal investigation which may result in an enforcement action or other legal proceedings against us and potentially members of our management. Responding to such actions or proceedings could be costly and could divert the efforts and attention of our management team, including senior officers. If any such action or proceeding is resolved unfavorably to us or any of them, we or they could be subject to injunctions, fines and other penalties or sanctions, including criminal sanctions, that could materially and adversely affect our business operations, financial performance, liquidity and future prospects and materially adversely affect the trading market and price of our stock. Any unfavorable actions could also result in private civil actions, loss of key personnel or other adverse consequences.
We are dependent on the management and leadership of Mr. Lasky and other key members of management, the loss of whom will adversely impact our operations.
We rely on the management and leadership skills of our senior management team led by William M. Lasky, Chairman of the Board, President and Chief Executive Officer. Generally, these employees (including Mr. Lasky) are not bound by employment or non-competition agreements. The loss of the services of Mr. Lasky or of other key personnel could have a significant, negative impact on our business. Similarly, any difficulty in attracting, assimilating and retaining other key management employees in the future could adversely affect our business.
We may be subject to unanticipated litigation, the resolution and response to which may require significant expenditures and adversely impact our ability to conduct our business.
We have occasionally been subject to various legal proceedings and claims, including those with respect to intellectual property and shareholder litigation, which have involved significant unbudgeted expenditures. The costs and other effects of any future, unanticipated legal or administrative proceedings may be significant.
We may be subject to greater than anticipated tax liabilities.
From time to time, we are subject to audits by the Internal Revenue Service and state, local and non-US taxing authorities and these audits may result in substantial liabilities for taxes in excess of those anticipated. For example, we have received notices of audit adjustments from the Pennsylvania Department of Revenue in connection primarily with royalty deductions that we claimed on our Pennsylvania state income tax returns for our fiscal years 1999 through 2003. If the Pennsylvania Department of Revenue were to prevail in its disallowance of the royalty deduction, we would experience a cash outflow and corresponding charge of approximately $7.0 million. We believe that the Pennsylvania Department of Revenue has acted contrary to applicable law, and we are vigorously disputing its position.